SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of March, 2008

OPTIBASE LTD
(Translation of registrant’s name into English)

2 Gav Yam Center, 7 Shenkar Street, Herzliya 46120, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a copy of the press release
Optibase, Ltd. Announces Fourth Quarter and Year-End Results.

        This report is hereby incorporated by reference to the Registration Statements on Form S-8 (File Nos. 333-10840;333-12814;333-13186;333-91650;333-122128;333-137644;333-139688) of the Company.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (Registrant) By: /s/ Amir Philips —————————————— Amir Philips Chief Financial Officer

Date: March 12, 2008

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Media Contacts:
Talia Rimon, Director of Corporate Communications, Optibase Ltd.
011-972-9-9709-125
taliar@optibase.com

Jennifer Hicks, ink Communications for Optibase
+1-617-488-0988 ext. 2
jennifer@theinkstudio.com

Investor Relations Contact:
Lee Roth / Marybeth Csaby, KCSA for Optibase
+1-212-896-1209 / 1236
lroth@kcsa.com / mcsaby@kcsa.com

FOR IMMEDIATE RELEASE

OPTIBASE, LTD. ANNOUNCES FOURTH QUARTER
AND YEAR- END RESULTS

        HERZLIYA, Israel, March 12, 2008 – Optibase, Ltd. (NASDAQ:OBAS) a leader in advanced digital video solutions today announced financial results for the fourth quarter ended December 31, 2007.

        Revenues for the fourth quarter ended December 31, 2007 were $5.6 million compared with $5.4 million in the fourth quarter of 2006 and $5.2 million for the third quarter of 2007.

        Net loss for the fourth quarter ended December 31, 2007, was $1.6 million or $0.12 per basic and fully diluted share, compared with a net loss of $162,000 or $0.01 per basic and fully diluted share for the fourth quarter of 2006 and with a net loss of $1.9 million or $0.14 per basic and fully diluted share for the third quarter of 2007. Weighted average shares outstanding used in the calculation for the periods were approximately 13.6 million basic and fully diluted for the fourth quarter of 2007, and approximately 13.5 million basic and fully diluted for the fourth quarter of 2006, and 13.6 million for the third quarter of 2007.

        During the fourth quarter, following the agreements we signed for the purchase of additional shares of Scopus (increasing our holdings in Scopus shares to approximately 37%), we concluded that our investment in Scopus qualifies for use of the equity method, and as such and in accordance with the applicable accounting rules, we have retroactively adjusted the investment and results of operations for the first, second and third quarters of 2007, as our initial investment in Scopus was completed in the first quarter of 2007. Total effect of the results of operations for the first three quarters of 2007 amounted to approximately $1.8 million. The results of the fourth quarter set forth below, include the effect on the fourth quarter.

        Pro-forma net loss for the fourth quarter ended December 31, 2007, excluding the effects of acquisition-related costs, equity in loss of affiliates and stock based compensation, was $899,000 or $0.07 per basic and fully diluted share. Reconciliation of Non-GAAP net loss to GAAP net loss is set forth below.

OPTIBASE REPORTS/2

        Acquisition-related costs consist of one-time write-offs of purchased in-process research and development and the ongoing amortization of other acquisition-related intangibles and costs. Intangibles include, for example, the value of the acquired companies’ developed technology, customer base and brand. Earnings excluding acquisition-related costs differ from earnings presented according to generally accepted accounting principles because they exclude these costs.

        For the year ended December 31, 2007, revenues were $23 million, compared with $18 million for the year ended December 31, 2006. Net loss for the year ended December 31, 2007 was $6.6 million or $0.49 per basic and fully diluted share, compared to a net loss of $3.1 million or $0.23 per basic and fully diluted share for the year ended December 31, 2006. Weighted average shares outstanding used in the calculation for the periods were approximately 13.6 million and 13.4 million respectively.

        As of December 31, 2007, the Company had cash, cash equivalents and long- term investments in marketable securities and other financial investments, net, of $18.4 million, and shareholders’ equity of $39.7 million, compared with $42.9 million and $44.5 million as of December 31, 2006.

        Amir Philips CFO of Optibase, said, “Revenue performance for the quarter and the year was strong, driven by higher sales to both the enterprise and Telco markets. We had several IPTV contract wins and we expanded our client base in both the U.S. and the Asia Pacific region. We also saw our strategy to partner with local systems integrators beginning to take hold, notably in India and Eastern Europe where we contributed to sizable installations” “During the year, we kept focusing on our research and development efforts and expanding sales and marketing channels – investments we believe will enable us to continue growing our business in the future. While this affected our bottom line in the fourth quarter and full year, we believe these actions will ultimately strengthen Optibase and allow us to more fully realize our growth potential in the markets we serve.”

        “We developed two new products that we expect to officially release toward the end of the first quarter EZ TV IPTV system and Optibase Creator, a successor to our Moviemaker that streamlines the content creation process. We have already installed EZ TV with one major U.S. based network television conglomerate and received very positive feedback at NAB 2007 for our Creator solution.”

        He concluded, “We are excited about these products and are optimistic about their prospects within each of their respective markets given their early affirmative reception.”

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OPTIBASE REPORTS/3

Conference Call:
Optibase has scheduled a conference call for 9 a.m. EDT today to discuss the fourth quarter and year-end results. For those unable to participate there will be replay available from 12:00 p.m. EDT on March 12, 2008 through 11:59 p.m. EDT, March 19, 2008. Please call: (706) 645-9291 (Domestic & International) and enter the replay code: 38330948. The conference call may also be accessed over the Internet via, www.kcsa.com. Please logon at least 15 minutes prior to the scheduled start time to register, download and install any necessary audio software.

About Optibase
Optibase provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The company’s platforms enable the creation, broadband streaming and playback of high quality digital video.  Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television.  Headquartered in Israel, Optibase operates through its fully owned subsidiary in Mountain View, California and offices in, Japan, China, India and Singapore.  Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners.  For further information, please visit www.optibase.com.

This press release contains forward-looking statements concerning our marketing and operations plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the video technologies market in general, and the evolving IPTV market in particular, competition, our ability to manage growth and expansion, general economic conditions and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F.  The Company does not undertake any obligation to update forward-looking statements made herein.

This release and prior releases are available on the Company's Web site at www.optibase.com.

This release and prior releases are also available on the KCSA Public Relations Worldwide Web site at www.kcsa.com.

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OPTIBASE REPORTS/4

Optibase Ltd.
Condensed Consolidated Statement of Operations
For the Period Ended December 31, 2007

	Year ended		Three months ended
	December 31 2007 * $ Unaudited	December 31 2006 $ Unaudited	December 31 2007 * $ Unaudited	December 31 2006 $ Unaudited

Revenues	22,977	17,977	5,605	5,401
Gross profit	11,590	10,261	2,974	3,069
Operating expenses:
Research and development, net	5,362	4,208	1,659	979
Selling, general and administrative	10,171	10,423	2,789	2,307
Impairment of acquired intangibles			-
Total operating expenses	15,533	14,631	4,448	3,286
Operating loss	(3,943)	(4,370)	(1,474)	(217)
Other (expenses) income	(2,549)	(171)	(425)	1
Financial income (loss), net	(34)	1,406	286	60

Net loss before income taxes	(6,526)	(3,135)	(1,613)	(156)
Income tax expenses	73	-	73	-
Net loss from continuing operations	(6,599)	(3,135)	(1,686)	(156)
Income (loss) related to
discontinued operations	(30)	15	57	(6)

Net loss	(6,629)	(3,120)	(1,629)	(162)
Other comprehensive income
Unrealized holding gains on available for sale
securities	2,172	1,566	195	987
Total comprehensive (loss) income	(4,457)	(1,554)	(1,434)	825

Net loss per share:
Basic	$(0.49)	$(0.23)	$(0.12)	$(0.01)
Diluted	$(0.49)	$(0.23)	$(0.12)	$(0.01)

Number of shares used in computing
Earning per share
Basic	13,602	13,431	13,634	13,462
Diluted	13,602	13,431	13,634	13,462

* Based on preliminary Purchase Price Allocation study (PPA)

Reconciliation of Non-GAAP net loss to GAAP net loss:
Non-GAAP Net loss	(3,068)	(2,233)	(899)	(131)
Acquisition related costs	(1,607)		(354)
Equity in loss of affiliates	(942)	(173)	(71)
Stock based compensation	(1,012)	(714)	(305)	(31)
GAAP Net loss	(6,629)	(3,120)	(1,629)	(162)

Amounts in thousands, except per share data

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OPTIBASE REPORTS/5

Optibase Ltd.
Condensed Consolidated Balance Sheets

	December 31 2007 Unaudited	December 31 2006 Audited

Assets
Current Assets:
Cash, cash equivalents and short term investments, net	18,387	40,695
Trade receivables net of bad debts	4,053	4,544
Inventories	5,321	4,147
Other receivables and prepaid expenses	1,342	1,272
Assets Related To Discontinued Operations	43	157
Total current assets	29,146	50,815

Long term investments in marketable securities	-	2,207
Other long term investments	20,859	2,616
	20,859	4,823

Fixed assets, net	1,691	1,700
Total assets	51,696	57,338

Liabilities and shareholders' equity
Current Liabilities:
Trade payables	2,753	1,764
Accrued expenses and other liabilities	6,133	8,555
Liabilities Related To Discontinued Operations	162	155
Total current liabilities	9,048	10,474
Accrued severance pay	2,941	2,371
Total shareholders' equity	39,707	44,493
Total liabilities and shareholders' equity	51,696	57,338

Amounts in thousands

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